SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 23, 2004


                               ___________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


                  Indicate by check mark whether the registrant
                        files or will file annual reports
                     under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
            furnishing the information to the Commission pursuant to
               Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:  Press release dated April 21, 2004 - "Turkcell Iletisim Hizmetleri
             A.S. Reports Year-End 2003 Results."

[GRAPHIC OMITTED]



                                                          FOR IMMEDIATE RELEASE


         TURKCELL ILETISIM HIZMETLERI A.S. REPORTS YEAR-END 2003 RESULTS
                "Improving Macro Environment Boosts Performance"

Istanbul, Turkey, April 21, 2004 - Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the fourth quarter and year ended December 31, 2003. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Figures in parentheses following the operational and financial results of the year 2003 refer to the same item in the year 2002 and figures in parentheses following the fourth quarter operational and financial results refer to the same item in the third quarter of 2003.


-------------------------------------------------------------------------------
Highlights of the Year
-------------------------------------------------------------------------------

o Positive macroeconomic developments in Turkey, coupled with strong consumer sentiment, helped boost operational results

o Despite competition, Turkcell achieved 21% growth in its subscriber base and relatively low churn levels

o Management set aside additional net provisions of US$539 million for ongoing legal cases

o Revenues after the legal provisions amounted to US$2,219 million, 12% higher than the prior year

o Turkcell recorded net income of US$215 million (US$47 million) for 2003, including the effects of the additional net legal provisions and deferred tax assets

o Turkcell secured a syndicated Murabaha facility of US$100 million in January 2004 and raised a further US$200 million in funding in February 2004

o Turkcell reached agreement on two GSM licenses in the Ukraine and Iran, giving Turkcell a target-population of approximately 220 million including Turkey

-------------------------------------------------------------------------------

Comments from the CEO, Muzaffer Akpinar
-------------------------------------------------------------------------------
For Turkcell, 2003 was a very successful year in operational terms. Although the year started with uncertainty due to regional instability, the conclusion of the war in Iraq and improving macroeconomic conditions yielded a better than expected operational environment for us. We began to reap the fruits of economic reforms in Turkey, as inflation dropped to record-low levels, consumer sentiment continued to strengthen and 2003 GDP grew by 5.9%.

After a third quarter that registered record-high quarterly revenues, growth in the fourth quarter slowed due to seasonality. Our customer-focused approach continued and we believe our achievement in this area directly affected our churn figures, recording a low 14.5% churn for the year in a four operator environment. Our strategic focus on segmentation, award winning Customer Relationship Management capabilities, offering services tailored to the needs and expectations of our different customer groups, made it possible to expand our subscriber base by 21% to 19 million, a net addition of 3.3 million subscribers for the year.

Unfortunately, Turk Telekom's decision in the second quarter of 2003 to withhold interconnection payments has been a burden. Although we signed a new Interconnection Agreement on September 20, 2003, resolving the dispute regarding pricing terms, the retroactive claims of Turk Telekom continue and the issue has been escalated to Administrative courts in Turkey. This means that the conclusion of this dispute is further extended as the legal cycle will start generally from the beginning.

On April 20, 2004, we announced that a federal judge has approved the settlement of the consolidated securities class action lawsuit filed against the Company and several of its past and present officers and directors in the U.S. District Court for the Southern District of New York. Under the terms of the settlement, all claims against the Company have now been dismissed without admission of liability or wrongdoing. The shareholder class is receiving a cash payment of US$19.2 million. Although we believe the plaintiffs' claims are without merit, we are pleased to put the uncertainty and expense of the litigation behind us and the decision to settle is in the best interest of our shareholders.

On the local front two major disputes remain, the call termination charge dispute (interconnection) with Turk Telekom, which was mentioned above, and the conflict with the Turkish Treasury regarding the calculation of the treasury share payment. These cases are ongoing, and we cannot estimate when they will end or what their ultimate resolution will be. We continuously assess the level of risk involved in our cases with our legal advisors. Accordingly, as of year end 2003, we decided to revise our level of net legal provisions related to these two ongoing cases and now have, in total, US$1,181 million of net legal provisions. Our estimates of the required provisions are based upon an analysis of potential outcomes to these cases, assuming a combination of litigation and settlement strategies. If the actual costs associated with resolving these disputes differ from our estimates, our future financial results may be materially, adversely affected.

Despite the increased legal provisions provided in the fourth quarter, Turkcell has significantly enhanced its financial standing and fulfilled its financial commitments throughout the year. We have improved our debt structure by decreasing the cost of funding and extending the average maturity of our debt in line with our guidance provided early in the year.

Also in 2003, in line with our strategic intentions, we concentrated our efforts on finding new frontiers to further expand our business. In this context, we bid for and became licensee of the GSM license in Iran and signed a GSM partnership in Ukraine. We believe that these new investment areas will help sustain the growth of our revenues and create long-term value for our shareholders. Furthermore, on top of these investments, we plan to spend approximately US$200 million in 2004 on capital expenditures related to our domestic operations.

We are pleased to have announced net profit based on both the US GAAP and Turkish Accounting Standards for 2003. This result included the recognition of a net deferred tax asset of US$458 million under US GAAP during the fourth quarter of 2003. This asset was recognized after assessing the adequacy of our deferred tax valuation allowance. Changing conditions in the market place during the fourth quarter and subsequent to year-end, and the fact that we now believe it is more likely than not that tax credit carry forwards and other tax assets that we will be able to use has increased and that we expect to have taxable income in near term, have allowed us to recognize this net deferred tax asset.

In line with the Capital Markets Board's regulation in Turkey, we have adopted to the new accounting standards, which comply substantially with International Financial Reporting Standards ("IFRS") for the local market as of and for the year ended December 31, 2003. Previously, the accumulated losses in our financial statements based on the previous Turkish Accounting Standards limited us from distributing a dividend, whereas the US$803.1 million in net profit recorded in 2003 diminished this obstacle. Accordingly, this development paved the way for us to distribute dividend following our Annual General Meeting.

There were a number of changes in our competitive environment during 2003, namely the Aria-Aycell merger and the change of management control of Telsim. Competition generally focused on the reduction of prices during the year. However, we have not directly responded to these price cuts. We emphasized on our several mass and segmented loyalty programs, volume based campaigns and offers. Our profit oriented approach coupled with our customer focused strategies will continue in 2004. Similarly, we expect competition to evolve along more rational lines, becoming value based rather then solely price based.

In 2004, Turkey faces new challenges. Developments in the Cyprus conflict and membership in the European Union may affect the macroeconomic environment in Turkey and market dynamics. Possible developments in Iraq and the region could have an adverse impact on Turkey's economy and political environment. However, Turkish macroeconomic indicators are developing positively. The Government's efforts to comply with the International Monetary Fund and the economic program are encouraging.

We will carry on with our customer focused, segmented approach to support our large subscriber base in 2004. New tariff schemes will continue to be introduced to ensure satisfaction of different customer groups, while encouraging usage. Despite having achieved optimized levels of efficiency in our cost base, we will continue to remain focused on the bottom-line, going forward.

Assuming no major material impact as a result of the uncertainties we have outlined above, we believe that the transformation in our sector and further economic stability could provide a favorable operating environment for us. We therefore have a positive outlook for 2004.

Overview
-------------------------------------------------------------------------------

The summary financial data below reflects the full effect of the additional net legal provisions provided and the deferred tax assets recorded during the fourth quarter of 2004. For discussion purposes, later in the financial review section of this press release pre legal provision amounts are also provided.



Summary of Financial and Operational Data

                                                      Q4 2002     Q3 2003     Q4 2003      YE 2002     YE 2003

Number of total subscribers (million)                    15.7        18.2        19.0         15.7        19.0
Number of post-paid subscribers (million)                 4.7         4.7         4.8          4.7         4.8
Number of pre-paid subscribers (million)                 11.0        13.5        14.2         11.0        14.2

Average revenue per user, blended (US$)                  10.9        14.2         6.7         11.7        10.6
Average revenue per user, postpaid (US$)                 22.4        32.1        19.3         23.3        24.4
Average revenue per user, prepaid (US$)                   5.9         7.8         2.4          5.9         5.4

Churn (%)                                                3.85        3.87        3.14         12.9        14.5
Minutes of usage, blended, per month                     52.9        65.7        57.5         56.2        58.5

Revenue (US$ million)                                   504.9       764.6       379.9      1,973.9     2,219.2

EBITDA* (US$ million)                                   168.4       351.1     (158.4)        761.3       642.9

Translation Gain/(Loss) (US$ million)                     2.6      (22.5)      (26.3)       (18.0)     (102.4)
Net Income/(Loss) (US$ million)                        (17.6)       116.8      (14.3)         47.4       215.2


All figures are quarterly other than subscriber numbers.
* EBITDA is a non-GAAP financial measure. See page 17 for the reconciliation of EBITDA to net cash used for operating activities.

Legal Provisions

Turkcell's net legal provision was US$1,181 million as of December 31, 2003 compared to US$347 million as of December 31, 2002. Based on the factors discussed below, an additional provision of US$539 million was recorded during the fourth quarter of 2003.

Turkcell had not previously made any provision with respect to the interconnection revenue dispute with Turk Telekom (i.e. interconnection dispute). However, due to ongoing uncertainties regarding the case, Turkcell management has decided to establish a provision of US$462 million, including interest, related to this case as of December 31, 2003. Our estimate of the amount required to resolve this dispute is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. There can be no assurance that our assumptions will prove to be correct. If our assumptions are wrong or the actual costs associated with resolving the dispute differ from our estimates, our future financial results may be materially, adversely affected. The period under consideration for determining the provision for the interconnection dispute is between November 2000 and September 2003. Turkcell signed a new Interconnection Agreement with Turk Telekom on September 2003, which has revised the pricing terms and clarified the issue going forward.

The principal portion of the net provision US$240 million, has been deducted from the interconnection revenues. Additionally, interest on the principal portion, amounting to US$207 million has been recorded as interest expense and we recorded a related translation loss of US$15 million due to changes in the Turkish Lira / USD foreign exchange rates, overall establishing the total provision of US$462 million.

Additionally, Turkcell has increased its provision amount related to the Treasury Share dispute to US$516 million at the end of the period. However, the 15% Treasury Share calculation is impacted by the level of interconnection revenue, we have revised the provision for the Treasury Share case based on our current views with respect to interconnection revenues.

In this press release, in addition to our US GAAP financial and operational results, we have provided financial and operational information excluding the effect of the additional net legal provisions we reorganized during the fourth quarter. We believe that the results achieved, before the additional net legal provisions of US$539 million, provide additional data with which to assess the on-going operational performance of the company.

Strong operating performance

In 2003, Turkcell generated US$2,219 million (US$1,974 million) in revenues and reported a net profit of US$215 million (US$47 million). This result includes the effect of additional net legal provisions of US$539 million and US$458 million related to the reversal of the valuation reserve for our deferred tax asset, each of which were recorded in the fourth quarter. Excluding the impact of the additional net legal provisions, Turkcell would have reported revenues of US$2,459 million and net income of US$754 million.

Leaving aside the negative impact of the additional legal provision, Turkcell had an outstanding year, enhancing earnings attributable to its operating performance, which were further boosted by the improving economic environment of Turkey.

Turkcell reduced its net debt, while financial restructuring continued

Turkcell continued to strengthen its financial structure in the fourth quarter of 2003, repaying US$400 million in debt. As of December 31, 2003, Turkcell's gross debt was reduced to US$630 million (US$1,011 million in the third quarter
2003) down from US$1,308 million at the end of 2002. Debt redemptions, including interest, for the year totaled US$806.2 million.

On November 10, 2003, Turkcell paid US$300 million of the 15% Senior Subordinated Notes due 2005 of its finance subsidiary, Cellco Finance N.V., its financing subsidiary. Furthermore, Turkcell repaid an additional US$100 million of debt in the fourth quarter of 2003.

On September 19, 2003, Turkcell announced that it had mandated HSBC Istanbul Main Branch ("HSBC") and The Islamic Development Bank ("IDB") to arrange financing of up to US$100 million with a maturity of two years from each drawdown of the financing. On January 16, 2004, Turkcell secured the syndicated Murabaha facility of US$100 million, to be used for equipment purchases.

Turkcell has continued its efforts to lower its cost of borrowing and extend the maturity profile of its debt. Accordingly, on February 11, 2004, Turkcell raised a further US$200 million, provided equally by Akbank (US$100 million) and Garanti Bank (US$100 million), two of the leading private banks in Turkey. Each of these uncollateralized facilities have a maturity of three years. The Akbank facility has a total cost of LIBOR plus 3.50%, while the Garanti Bank facility has a total cost of LIBOR plus 3.40%. Turkcell intends to use these domestic bank loans primarily to finance investments.

As a result of strong cash generation, Turkcell ended 2003 with US$583 million (US$696 million as of 3Q 2003) in cash, despite significant debt redemptions in the fourth quarter.

Subscriber growth continued

On top of the improving consumer sentiment and stabilizing economic environment in Turkey, Turkcell's emphasis on customer relationship management and churn prevention resulted in higher than expected subscriber growth in 2003. In the fourth quarter, Turkcell added 810,801 net new subscribers, raising its total number of mobile subscribers to 19.0 million from 18.2 million subscribers at the end of the third quarter. Postpaid subscribers increased to 4.8 million and the number of prepaid subscribers reached 14.2 million. On a gross basis, new subscribers acquired in 2003 consisted of 91% prepaid and 9% postpaid subscribers. The overall share of post-paid subscribers contracted to 25% of all subscribers in 2003, down from 30% 2002.

The acquisition cost per subscriber ("SAC") decreased to US$28.8 in the fourth quarter of 2003 from US$29.6 in the third quarter. Nevertheless, growth in SAC on an annual basis for 2003 remained moderate at US$26.7 compared to US$25.9 in 2002, a 3% increase. This annual increase originated from the campaigns aimed at both channel and end users.

Improving consumer sentiment boosted revenues

Turkcell's blended monthly minutes of usage ("MoU") dropped to 57.5 minutes in the fourth quarter (65.7 minutes) due to seasonality. However, compared to 2002 figures, it is evident that the economic recovery had a positive effect on MoU in 2003 together with our segmented volume based offers and mass loyalty programs. In the fourth quarter of 2003, MoU was 9% higher than in fourth quarter 2002, while the annual figures show that MoU levels improved by 4% in 2003 and reached 58.5 minutes compared to 56.2 minutes in 2002.

In line with the seasonal drop in MoU and the additional net legal provisions, blended average revenue per user ("ARPU") for the fourth quarter declined by 53% to US$6.7 compared to the previous quarters US$14.2, while 2003 blended ARPU decreased by 9% relative to 2002 figure at US$10.6 (US$11.7). The blended ARPU, before additional net legal provisions dropped to US$11.0 in the fourth quarter, while the 2003 blended ARPU remained flat at US$11.7.

The impact of the new interconnection agreement, Turk Telekom's non-payment of interconnection fees and the contraction in the overall share of post-paid subscribers to 25% in 2003 from 30% in 2002 restricted the impact of increased MoU on earnings.

Price based competition in 2003

There were two major developments on the competition front during 2003, the completion of the Aria-Aycell merger and the change of control of Telsim. The impacts of these developments in the market are yet to be seen. In 2003, all players continued their focus on price based competition with the aim of increasing market share. Meanwhile, Turkcell successfully reinforced its leadership, while not participating price based competition.

The quarterly churn level retreated to 3.14% (3.87%) in the fourth quarter of 2003, while the annual churn level for 2003 was 14.5%. In contrast to last years figure, the churn level showed a 1.6% point rise, which was better than initial expectations for the year. Turkcell's proactive approach to churn prevention through the establishment of churn prevention teams and various campaigns, developed and introduced as part of these efforts kept subscriber churn under control.

Customer focus

Turkcell introduced "Shubuo," our mobile interaction platform in June 2003. Shubuo provides Turkcell subscribers with a choice of several service packages, each focusing on a different interest area, creating a medium for consumer brands to promote their goods and services. Shubuo service packages allow Turkcell to assess interest areas of its subscriber base and accordingly offer customized services to its customers. Shubuo is expected to further enhance customer loyalty, while gaining commercial value by providing consumer brands a medium for reaching their target market more accurately.

In the fourth quarter of 2003, Turkcell engaged in a series of marketing campaigns as part of its 10th year anniversary celebrations. Turkcell emphasized its strengths, contributions to the society and used different platforms to convey its corporate values to the market. Diversified, mass and segmented offers were developed and the launches were supported by various media channels, resulting in higher recognition and overall usage by our subscribers. The counter transfer capability for prepaid subscribers, ability to place mobile to mobile collect calls within our prepaid network, scratch card campaigns where purchase of scratch cards with higher counters were encouraged and other volume based campaigns were some of the highlights of offers.

Major legal developments

-------------------------------------------------------------------------------
Dispute with Turk Telekom on Interconnection Fee Structure
-------------------------------------------------------------------------------

The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court on the grounds that `'call termination fees were not symmetric'' and that the interconnection agreement between Turkcell and Turk Telekom was against public interest. On October 2000, the court annulled the pricing terms of the agreement, although Turkcell was not party to the law suit.

On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that Turkcell should comply with the court's decision and the sharing of the revenues should be calculated retroactively from April 1998, the date of the license.

Following this notification, Turk Telekom initiated three separate cases against Turkcell for three different periods and made a payment claim of TL1,9 quadrillion ($1.3 billion at December 31, 2003).

In response to these claims, Turkcell initiated separate lawsuits for each period of related claims and an injunction decision was received preventing Turk Telekom from collecting the claimed amounts. In July 2003, Turkcell obtained a court decision from a Commercial Court, which stated that Turk Telekom should continue to comply with original interconnection agreement until a new contract was reached.

In line with Telecom Authority's ("TA") guidance, Turkcell and Turk Telekom signed a new interconnection agreement in September 20, 2003 also revising the pricing terms of the agreement which does not entail equal sharing of the interconnection fees.

However, Turk Telekom stopped making its monthly interconnection fee payments to Turkcell for the period of May to December 2003, which amounted to approximately US$145 million (excluding Value Added Tax ("VAT")) as of December 31, 2003. This revenue amount was not recorded in Turkcell's 2003 financial statements. Turk Telekom informed Turkcell that they stopped making the monthly interconnection fee payments in accordance with an injunction decision from an Ankara Commercial

Court. The same court had rejected Turk Telekom's similar request of injunction twice earlier.

Later, the Ankara Commercial Court partially accepted Turkcell's appeal concerning the injunction decision and lifted the injunction on 30% of the monthly payments. Accordingly, in January 2004, Turk Telekom started making 30% of the interconnection fee payments, while the injunction remains effective on the outstanding 70% for the same dispute.

While the case regarding the essence of this dispute continued in the Ankara Commercial Court, in February 2004 the Assembly of Civil Law Chambers of Court of Appeals ruled that the dispute between Turk Telekom and Turkcell concerning the determination of call termination pricing should be overseen by the Administrative Courts, determining the legal authority. Such verdict simply further extended the legal process as the legal cycle will start generally from the beginning.

-------------------------------------------------------------------------------
Disputes concerning the definition of the gross revenue and the calculation of the 15% Treasury share
-------------------------------------------------------------------------------

Turkcell is required to pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, monthly fixed fees and communication fees, to the Turkish Treasury as part of its license agreement. However, the Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, the education fund, the frequency usage, transmission fees and value added revenues. Turkcell has consistently calculated its 15% treasury share fee payment after deducting these items, which Turkcell believes is consistent with the terms of its license.

Turkcell filed a petition with the International Court of Arbitration of the International Chamber of Commerce ("ICC") for determination of the constituents of the "gross revenue" item to be used in the calculation of the 15% Treasury share payment, while the case also continued at local level in the Danistay, the highest administrative court in Turkey.

On October 2003, the Danistay, rejected Turkcell's claim concerning the exclusion of certain value-added services, transaction fees, incoming roaming revenues and interest charges for late collections from the determination of the 15% Treasury share paid to the Turkish Treasury.

In January 2004, the ICC ruled that all the revenue items originating from telecommunications services should be included in the calculation of gross revenues, while the taxes collected by Turkcell, as agent for the government under its "tax responsibility" duties should be excluded.

On February 10, 2004, Turkcell filed an appeal against the Danistay's ruling. Turkcell also understands that the Treasury of Turkey has challenged ICC's decision to exclude taxes collected from the calculation of the Treasury Share payment.

-------------------------------------------------------------------------------
Developments concerning the National Roaming Dispute
-------------------------------------------------------------------------------

During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. Because these negotiations did not result in a mutual agreement, Turkcell was required by the TA to continue discussions towards a solution proposed by the TA under its supervision. As Turkcell believes that the TA is not authorized to intervene in this issue and that the TA's proposal was technically impossible and commercially unacceptable, in November 2001 Turkcell obtained an injunction from Ankara Forth Court of First Instance prohibiting the execution of a national roaming agreement between Turkcell and IsTim.

In March 2002, the TA declared that Turkcell was under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, Turkcell still has the benefit of the injunctive relief obtained in November 2001.

Nevertheless, the TA continues to claim that Turkcell has failed to provide national roaming to IsTim within the legal time frame. Turkcell believes that, based on its license agreement, it is not obligated to provide national roaming and that the TA does not have the legal authority to force Turkcell into an agreement.

On March 26, 2004, Turkcell was assessed a penalty amounting to TL21.9 trillion (US$16.6 million) from the TA. As the case continues at the local level, before the Danistay, Turkcell paid the penalty on April 7, 2004.

-------------------------------------------------------------------------------
Telecommunication Authority fined Turkcell claiming inadequate frequency fee payments and for violating Turk Telekom's monopoly
-------------------------------------------------------------------------------

In October 2003, the TA fined Turkcell, claiming that Turkcell has made inadequate annual frequency usage fee payments. According to the related regulations, frequency usage fee claims should arise only for those subscribers who actively use their mobile phones. However, the TA claimed that Turkcell also should pay these fees for those subscribers whose inactivity may be temporary.

The amount demanded by the TA totals TL90.2 trillion (US$64.6 million). The TA demands TL16.0 trillion (US$11.5 million) for insufficient payment, an interest charge amounting to TL10.8 trillion (US$7.7 million) and an additional amount of TL63.5 trillion (US$45.5 million) as an administrative penalty. Turkcell believes that the TA's decision is due to a misinterpretation of the applicable regulations and that the magnitude of the administrative penalty is surprising. Turkcell paid the TA's claim on April 6, 2004 and initiated the legal proceedings against this penalty before the Danistay.

Moreover, in April 2004, the TA once again fined Turkcell, which totaled TL31.7 trillion (US$24.0 million). The TA argued that Turkcell violated its license agreement and regulations governing Turk Telekom's monopoly by using infrastructure other than Turk Telekom's for its services. Turkcell paid the TA's claim on April 9, 2004 and took necessary legal action.

-------------------------------------------------------------------------------
Dispute on Collection of Frequency Usage Fees
-------------------------------------------------------------------------------

On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting frequency usage fees that Turkcell is required by the Wireless Communications General Directorate to collect from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the fees.

On March 31, 2003, the Supreme Court notified Turkcell that it had accepted the TA's appeal and annulled the lower court's injunction. Turkcell received a payment order for the annual frequency usage fee for 2003 amounting to $57.3 million as of December 31, 2003, including interest of $6.5 million. Turkcell made this payment on May 5, 2003.

Turkcell had not paid the fees for 2002 as of December 31, 2003 but had accrued $33.0 million for principal and $51 million for interest for the frequency usage fees of 2002. The payment was made on April 20, 2004


Fintur International
-------------------------------------------------------------------------------

Fintur International continued its strong growth in the fourth quarter and the GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added 261,000 (239,000) net new subscribers, raising the total number of subscribers to approximately 2.4 million (1.6 million as of December 31, 2002) as of December 31, 2003. The 2003 annual expansion in the number of subscribers was impressive at 50%. Furthermore, the 2003 revenues were US$340 million, a 42% increase compared to the 2002 amount of US$240 million. Profitability also improved. Turkcell owns 41.45% of Fintur and accounts for its investment using the equity method.

New International Business Prospects: Iran and Ukraine

Turkcell became licensee for the first private GSM license in Iran

On February 18, 2004, it was announced that the Turkcell-led consortium ("Irancell") made the most attractive offer in the nationwide GSM900/1800 license tender in Iran. Accordingly, once the license agreement is signed and the payment of (euro)300 million in license fees is made, the consortium will be awarded the first private GSM900/1800 GSM license in Iran. The signing of the license agreement is expected to take place upon establishment of the local company, a process that is underway.

Turkcell currently has a 51% majority control stake in Irancell. The Iranian mobile market, with approximately 5% mobile phone penetration and a population of 70 million, presents a major growth opportunity. Insufficient capacity in mobile communications coupled with high demand has created long waiting lists and a population in great need of proper service.

The initial direct cash outflow from Turkcell to Irancell is estimated at
(euro)105 million as paid-in capital, while further investment requirements are planned to be met through bridge financing followed by additional long-term bank and vendor financing at Irancell. In addition, Turkcell will provide a limited guarantee for the (euro)210 million bridge financing at Irancell to be obtained for Irancell. Irancell is expected to become operational in 2004.

Turkcell established a partnership in the Ukraine obtaining a nationwide GSM1800 license

On April 2, 2004, Turkcell signed a partnership agreement with the shareholders of Digital Cellular Communication ("DCC") marking the start of DCC's GSM operations in Ukraine. DCC is the third largest mobile phone operator in the Ukraine servicing a network based on the TDMA800 standard, while holding a nationwide GSM1800 license. As part of the partnership agreement, Turkcell has invested through a capital contribution US$50 million in the newly established company in exchange for a 51% stake, while the owners of DCC provided DCC as a capital-in-kind contribution for the remaining 49% of the partnership. The new venture will build a nationwide GSM1800 network, which is expected to become operational within the next 12 months.

Turkcell plans to meet further investment requirements through vendor financing and bank loans, similar to the plans in Iran. Turkcell plans to establish itself as one of the major operators in each of these markets through a mass market approach and upfront investments respective countries.

Annual General Shareholders Meeting
Turkcell will convene its Annual General Shareholders Meeting ("AGM") at Turkcell Plaza, Conference Room, Mesrutiyet cad. No:153 Tepebasi, Istanbul on Friday, June 4, 2004, at 15:00. In addition to the ordinary meeting agenda items, such as the review of 2003 operations, the distribution of the 2003 year-end profit and the registered capital ceiling increase will be discussed.

Dividend
Until this year, Turkcell was legally prohibited from making dividend payments due to its accumulated balance sheet loss under the previous Turkish Accounting Standards. However, as of year-end 2003, Turkcell began reporting its financial results according to the new accounting standards which substantially comply with International Financial Reporting Standards ("IFRS"), thereby eliminating the accumulated loss. Accordingly, dividend distribution will be an agenda item at Turkcell's AGM in June. According to the CMB principles on dividend distribution, a minimum of 20% of the distributable profit should be distributed as dividend in either one of the following methods; (i) all in cash, (ii) all in bonus shares, or (iii) a combination of both cash and bonus shares.

Financial and Operational Review
The following discussion focuses principally on the developments and trends in Turkcell's business in the fourth quarter of 2003 and year-end 2003 compared to the third quarter of 2003 and year-end 2002. To aid analysis, selected financial information for the fourth quarter of 2002 is included at the end of this press release. The summary table below shows the impact on 2003 income statement items as a result of additional net legal provisioning recorded and the deferred tax asset gain in the fourth quarter. In the discussions below, we will refer to the financial results before new net legal provisions as "pre-adjusted."

                   UNAUDITED YE 2003 FINANCIAL INFORMATION

 million US$                        2003 Pre-adjusted 2003 Effect of 4th Quarter

Revenue                            2,219.2           2,459.0           (239.8)
Direct cost of revenue           (1,613.2)         (1,548.1)            (65.1)
S&M Expenses                       (294.6)           (238.9)            (55.7)
Translation gain/(loss)            (102.4)            (86.2)            (16.2)
Interest expense                   (483.6)           (337.6)           (146.0)
Net profit/(loss)                    215.2             754.1           (538.9)

ARPU Blended (US$)                    10.6              11.7              -1.1
    - ARPU Prepaid (US$)               5.4               6.4              -1.0
    - ARPU Postpaid (US$)             24.4              26.0              -1.6

Subscribers
Turkcell added approximately 810,801 (932,362) net new subscribers in the fourth quarter of 2003 and increased its subscriber base to 19.0 million (18.2 million) as of December 31, 2003. Prepaid customers dominated the new additions in the fourth quarter, with 11% of the gross new subscribers in the postpaid segment and 89% in the prepaid. The same breakdown for the year 2003 was 9% for postpaid and 91% for prepaid.

The overall subscriber base at December 31, 2003 was comprised of 14.2 million prepaid and 4.8 million postpaid subscribers.

Revenues
Turkcell posted US$380 million (US$765 million) in revenues for the fourth quarter, a 50% reduction from the third quarter. This reduction was primarily attributable to the principal portion of the additional net legal provisioning of US$240 million. Total 2003 revenues were US$2,219 million (US$1,974 million), a 12% increase over 2002. Excluding the effects of the increased legal provisions, revenues were US$620 million for the fourth quarter, implying a 19% slide due to seasonality, quarter-on-quarter, and US$2,459 million for the year.

Turk Telekom's partial payments continued in the fourth quarter. The total interconnection revenues not paid by Turk Telekom to Turkcell amounted to US$145 million for 2003. These amounts have not been included in fourth quarter or 2003 revenue.

ARPU
In line with the significant drop in revenues in the fourth quarter, quarterly postpaid ARPU contracted by 40% to US$19.3 (US$32.1) and prepaid ARPU declined by 69% to US$2.4 (US$7.8), primarily due to the additional net legal provisions recorded during the quarter. In 2003, postpaid ARPU climbed 5% to US$24.4 (US$23.3) and prepaid ARPU decreased by 8%, to US$5.4 (US$5.9).

On a pre-adjusted basis, the postpaid ARPU amounted to US$26.0 and prepaid ARPU totaled US$6.4, remaining below the third quarter figures due to seasonality.

The blended ARPU dropped to US$6.7 (US$14.2) in the fourth quarter due to the additional net legal provisions and seasonality, while the pre-adjusted figure was US$11.0. On an annual basis, the blended ARPU slid by 9% to US$10.6 (US$11.7) for 2003. The pre-adjusted blended ARPU remained flat at US$11.7 in 2003. The dilutive effect of the expansion on the prepaid customer base kept the pre-adjusted blended ARPU unchanged in 2003, despite the individual developments in both prepaid and postpaid ARPU.

MoU
Turkcell's blended monthly minutes of usage (MoU) decreased by 13% in the fourth quarter to 57.5 minutes (65.7 minutes), whereas the 2003 year-end MoU advanced by 4% to 58.5 minutes, year-on-year. The favorable effect of the improving macroeconomic environment on consumer sentiment along with Turkcell's segmented volume based campaigns and mass loyalty programs were the main drivers of the increase in usage during the annual period.

EBITDA
In the fourth quarter, Turkcell had a negative EBITDA of US$158.4 million (US$351.1 million in positive EBITDA), while the 2003 EBITDA amounted to US$642.9 million (US$761.3 million). The pre-adjusted EBITDA for the fourth quarter was US$234.7 million, representing a quarter-on-quarter decline of 33%, mainly attributable to seasonality. This quarterly performance brought the pre-adjusted 2003 EBITDA to US$1,036 million. The overall growth in business along with tight cost control policies resulted in a favorable operating performance.

Translation loss
Turkcell realized a translation loss of US$26.3 million (US$22.5 million in translation loss) in the fourth quarter. As most of the reserves are Turkish Lira denominated, the rise in total provisions also increased the translation losses despite the low appreciation of Turkish Lira.

Translation loss for the year 2003 was US$102.4 million (US$18.0 million in translation loss). The increase was due to higher provisioning and strong Turkish Lira. Depreciation of the Turkish Lira against the US Dollar was 14.6% in 2003.

The pre-adjusted translation loss totaled US$10.0 million for the fourth quarter and US$86.2 million for the year.

Churn rate
Churn refers to disconnected subscribers, whether disconnected voluntary or involuntary. Turkcell's quarterly churn rate slid by 73-basis points to 3.14% (3.87%) in the fourth quarter of 2003, bringing the annual figure to 14.5% (12.9%). On an annual basis, the upswing in churn was better than expected and climbed by only 1.6-percentage points.

Turkcell believes that it has an adequate bad debt provision in its financial statements for non-payments and disconnections.

Profit & Loss And Balance Sheet Statements
-------------------------------------------------------------------------------

Net income

Turkcell posted net income of US$215.2 million (US$47.4 million) in 2003. Turkcell posted a net loss of US$14.3 million (US$116.8 million in net profit) for the fourth quarter of 2003. These results include a deferred tax gain of US458 million recorded during the fourth quarter.

Turkcell had a pre-adjusted net income of US$754.1 million in 2003 and US$524.6 million in the fourth quarter 2004.

Direct cost of revenues

The direct cost of revenues including depreciation and amortization was US$481.5 million for the fourth quarter 2003 (US$441.4 million). Along with the decrease in revenues, the treasury share and interconnection expenses also declined compared to the previous quarter. On an annual basis, the direct cost of revenues for 2003 grew by 18% to US$1,613.2 million (US$1,366.9 million) after the inclusion of the additional net legal provisions, in line with the increase in revenues.

The pre-adjusted direct cost of revenues decreased 6% to US$416.4 million for the fourth quarter. The pre-adjusted direct cost of revenues totaled US$1,548.0 million in 2003.

Depreciation and amortization

Depreciation and amortization expenses remained fairly flat at US$106.4 million (US$105.1 million) for the fourth quarter of 2003 and at US$421.5 million (US$411.6 million) for the year.

Selling and marketing expenses

The fourth quarter 2003 selling and marketing expenses climbed to US$120.9 million (US$67.0 million), an 80% increase, while the growth in the 2003 annual amount was lower at 32%, bringing the total to US$294.6 million (US$223.6 million). The significant increase in selling and marketing expenses was due to the additional net legal provisioning for the frequency usage fee dispute with the TA.

The pre-adjusted selling and marketing expenses remained stable at US$65.1 million in the fourth quarter, the 2003 figure increasing to US$238.9 million, a 7% increase year-on-year. This increase in costs was due to periodic campaigns for the distribution network and end-users and sponsorship expenses related to the Turkish premier football league.

Acquisition cost per subscriber decreased by 3% to US$28.8 (US$29.6) in the fourth quarter. For the year 2003, acquisition cost per subscriber increased 3% to US$26.7 (US$25.9).

General and administrative expenses

General and administrative expenses almost doubled in the fourth quarter, amounting to US$58.1 million (US$30.3 million). Moreover, the 2003 general and administrative expenses reached US$137.2 million (US$104.5 million), a 31% upswing. The main reason for the increase was the legal provision related to the finalized class action settlement of US$19.2 million.

Bad debt expense, before deducting collections, as a percentage of revenues, was 2.5% (1.3%) for the fourth quarter of 2003 and 1.8% (3.3%) in 2003.

Equity in net income of unconsolidated investees

Equity in net income of unconsolidated investees was US$5.9 million (US$6.6 million) for the fourth quarter of 2003. Equity in net income of unconsolidated investees was US$18.9 million (US$20.4 million loss) for the year 2003.

Net interest expense

Net interest expense grew sharply in the fourth quarter due to the additional net legal provisioning, jumping to US$197.7 million (US$48.9 million). Accordingly, the 2003 net interest expenses amounted to US$366.3 million (US$206.8 million), an increase of 77% on a year-on-year basis.

The pre-adjusted net interest expense was US$51.6 million for the fourth quarter and US$220.4 million for 2003.

Total assets

In the fourth quarter of 2003, Turkcell's total assets increased 6% to US$3,867.3 million (US$3,652.3 million). Total assets were US$3,233.5 million at December 31, 2002.

Deferred Tax Asset

Turkcell establishes valuation allowances in accordance with the provisions of SFAS No 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate, our projections of future taxable income and the political and macroeconomic climate in Turkey, among other factors. We believe that currently, based on a number of factors, including the likelihood of our recording taxable income in the future, the current state of the competition in the markets in which we operate, better political and macroeconomic climate in Turkey in 2003, especially in the fourth quarter, and in the first quarter of 2004 than 2002, a reduction in political uncertainty in certain neighboring countries, the available evidence makes it more likely than not that the amount of tax credit carryforwards and other deferred tax assets that we will be able to use has increased. We forecast to have enough taxable income in the near-term future to use a substantial portion of tax credit carryforwards and other deferred tax assets consisting principally of those arising from provisions for legal claims, which increased significantly in the fourth quarter of 2004 due to additions to such provisions. Accordingly, we released approximately US$458 million of valuation allowance in the fourth quarter of 2004 and reported a comparable amount of deferred tax benefit. However, the amount of deferred tax asset considered realizable may be reduced if estimates of future taxable income significantly decrease. We will continue to evaluate the realizability of our deferred tax assets including net operating carryforwards and tax credit carryforwards and the related impact on the valuation allowance.

Capex
Capital expenditures in the fourth quarter of 2003 were US$44.2 million (US$39.0 million), while the total figure for 2003 was US$172.9 million (US$71.2 million).


Debt
As of December 31, 2003, Turkcell had a total indebtedness of US$630.2 million (US$1,011.3 million).


Reconciliation of Non-GAAP Financial Measures

The SEC recently adopted new rules regarding the use of non-GAAP financial measures. We believe that EBITDA, a measure commonly used in the telecommunications industry, can enhance the understanding of our operating results. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

-------------------------------------------------------------------------------
million US$                     4Q 2002         Q3 2003      4Q 2003       2002
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
EBITDA                          168.4           351.1       (158.4)       761.3
-------------------------------------------------------------------------------
Minority interest                 0.2             1.8          1.1          0.3
Equity in net (income)
loss of unconsolidated
investees                         3.0             6.6          5.8        (20.4)
Interest expense                (83.8)          (85.3)      (230.0)      (302.3)
Net increase in assets
and liabilities                 131.2            56.4        703.4        129.9
Net cash provided by
operating activities            212.7           313.8        307.9        608.8
-------------------------------------------------------------------------------

Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

Contact:

Turkcell:                                Citigate Dewe Rogerson
Investors:                               Europe:
Koray Ozturkler, Investor Relations      Kate Delahunty
Tel: +90 212 313 1500                    Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr   Email: kate.delahunty@citigatedr.co.uk
                                         Toby Moore
Murat Borekci, Investor Relations        Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                   Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr     or
investor.relations@turkcell.com.tr
                                         United States:
Media:                                   Victoria Hofstad/Jessica Wolpert
Nazli Candan, Corporate Communications   Tel: +1-201-499-3500
Tel: + 90 212 313 2310                   Email: victoria.hofstad@citigatefi.com
Email: nazli.candan@turkcell.com.tr      jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr


SELECTED FINANCIALS

                                                   Year Ended                   Quarter Ended        Quarter Ended
                                                   December 31,                  December 31,         September 30,
                                                  -----------------------------------------------------------------------
                                                     2002         2003         2002        2003            2003
                                                     ----         ----         ----        ----            ----

Consolidated Statement of Operations Data
Revenues
  Communication fees                               1,911.0       2,150.4       489.6       355.7           744.5
  Monthly fixed fees                                  40.9          41.1         9.4        11.0            10.9
  SIM card sales                                      13.3          17.0         4.1         9.6             6.2
  Call center revenues                                 7.9           8.2         1.6         2.8             2.2
  Other                                                0.8           2.5         0.2         0.7             0.8
Total revenues                                     1,973.9       2,219.2       504.9       379.8           764.6
Direct cost of revenues                           (1,366.9)     (1,613.2)     (363.4)     (481.5)         (441.4)
                                                  ---------     ---------     -------     -------         -------
Gross profit                                         607.0         606.0       141.5      (101.7)          323.2
  General & administrative expenses                 (104.5)       (137.2)      (27.2)      (58.1)          (30.3)
  Selling & marketing expenses                      (223.6)       (294.6)      (80.7)     (120.9)          (67.0)
                                                  ---------     ---------     -------     -------         -------

Income (loss) from operations                        278.9         174.2        33.6      (280.7)          225.9
Income (loss) from related parties, net               (0.2)          3.7        (0.3)        0.5             0.6
Net interest expense                                (206.8)       (366.3)      (67.4)     (197.6)          (48.9)
Other income (expense), net                           13.6           6.2        10.7         2.4            (2.8)
Equity in net income (loss) of
  unconsolidated investees                           (20.4)         18.9         3.0         5.8             6.6
Minority interest                                      0.3           3.6         0.2         1.1             1.8
Translation Gain (Loss)                              (18.0)       (102.4)        2.6       (26.3)          (22.5)
                                                  ---------     ---------     -------     -------         -------
Income (loss) before taxes                            47.4        (262.1)      (17.6)     (494.8)          160.7
Income tax benefit (expense)                             -         477.3           -       480.5           (43.9)
                                                  ---------     ---------     -------     -------         -------
Net income (loss)                                     47.4         215.2       (17.6)      (14.3)          116.8
                                                  =========     =========     =======     =======         =======

Net income (loss) per share                        0.00009       0.00043    (0.00004)   (0.00003)        0.00023

Other Financial Data

Gross margin                                           31%         27.3%         28%      -26.8%           42.3%
EBITDA(*)                                            761.3         642.9       168.4      (158.4)          351.1
Capital expenditures                                  71.2         172.9        10.8        44.2            39.0

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                            394.1         582.7       394.1       582.7           696.2
Total assets                                       3,233.5       3,867.3     3,233.5     3,867.3         3,652.3
Long term debt                                       925.0         522.2       925.0       522.2           525.1
Total debt                                         1,308.2         630.2     1,308.2       630.2         1,011.3
Total liabilities                                  1,903.0       2,320.0     1,903.0     2,320.0         2,091.4
Total shareholders' equity/Net Assets              1,330.5       1,547.3     1,330.5     1,547.3         1,560.9
Capital stock                                        636.1         636.1       636.1       636.1           636.1

Consolidated Cash Flow Information
Net cash provided by operating activities            608.8       1,041.4       212.7       307.9           313.8
Net cash used in investing activies                 (141.9)       (198.9)      (10.8)      (44.2)          (39.0)
Net cash used in financing activies                 (315.9)       (653.8)     (113.2)     (377.2)          (22.5)



*Please refer to the notes on reconciliation of Non-GAAP financial measures on page 17


SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TURKCELL ILETISIM HIZMETLERI A.S.


Date:  April 23, 2004                      By:  /s/ MUZAFFER AKPINAR
                                              ---------------------------------
                                              Name:   Muzaffer Akpinar
                                              Title:  Chief Executive Officer